SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 25, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated October 25, 2016: New expiration date announced for Nokia’s public buy-out offer for Alcatel-Lucent securities; Squeeze-out expected to occur on November 2, 2016

STOCK EXCHANGE RELEASE
October 25, 2016

New expiration date announced for Nokia’s public buy-out offer for Alcatel-Lucent securities; Squeeze-out expected to occur on November 2, 2016

Nokia Corporation

Stock Exchange Release
October 25, 2016 at 17:25 (CET +1)

New expiration date announced for Nokia’s public buy-out offer for Alcatel-Lucent securities; Squeeze-out expected to occur on November 2, 2016

Espoo, Finland — The French stock market authority (Autorité des marchés financiers, “AMF”) announced today the continuation of the timetable of Nokia’s public buy-out offer (the “Public Buy-Out Offer”) followed by a squeeze-out (the “Squeeze-Out”, together with the Public Buy-Out offer, the “Offer”) for all remaining securities of Alcatel-Lucent.

Accordingly, the Public Buy-Out Offer period will end on October 31, 2016 and the Squeeze-Out will be implemented on November 2, 2016, in accordance with the General Regulation of the AMF.

The legal challenge filed before the Paris Court of Appeal on September 30, 2016 against the AMF’s clearance decision regarding the Offer dated September 20, 2016 is still pending and the Court is expected to issue a decision during the first quarter of 2017. Nokia believes that the Offer complies with all applicable laws and regulations and that the legal challenge is without merit.

In connection with the continuation of the timetable, as a precautionary measure until the decision of the Paris Court of Appeal, Nokia has committed in particular to deposit into blocked accounts (i) a sum equal to the difference between the price of the Offer and the price requested by the claimants in the legal challenge, multiplied by the total number of Alcatel-Lucent securities that were targeted by the Public Buy-Out Offer, and (ii) the securities which have been and will be acquired as part of the Offer. Nokia also committed to maintain the integrity of the entity Alcatel Lucent S.A. In the event that the AMF’s clearance decision would be nullified or amended by the Paris Court of Appeal, Nokia undertook in particular to (i) return the Alcatel Lucent securities acquired as part of the Offer to the former holders of securities who would make such a request, (ii) file a modified public buy-out offer to be followed by a squeeze-out which would comply with applicable French laws and regulations and the decision of the Paris Court of Appeal, and (iii) pay the difference between the initial offer price and the modified price, as the case may be, to all holders of securities acquired by Nokia in the context of the Offer.

Documentation relating to the Offer, which includes Nokia and Alcatel-Lucent’s joint offer document (note d’information conjointe) and Nokia’s and Alcatel-Lucent’s respective “other information” documents, is available on the AMF website (www.amf-france.org), on Nokia’s website (http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-alcatel-lucent-transaction), and on Alcatel-Lucent’s website (www5.alcatel-lucent.com).

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Investor Enquiries:

Nokia

Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Nokia Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

Microsite details

Further information on the transaction can be found at: www.newconnectivity.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “expect”, “will”, “believe” and similar expressions. These forward-looking statements include statements relating to: the legal challenge against the AMF’s clearance decision filed before the Paris Court of Appeal, the expected timetable of the Offer, including the expected implementation date of the Squeeze-Out. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: AMF’s regulation of the Offer, the outcome of the litigation before the Paris Court of Appeal as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to Nokia’s Public Buy-Out Offer followed by a Squeeze-Out for all of the ordinary shares and OCEANE convertible bonds of Alcatel-Lucent. This stock exchange release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares or OCEANE convertible bonds of Alcatel-Lucent, nor is it a substitute for Nokia and Alcatel-Lucent’s joint offer document (note d’information conjointe) filed by Nokia with, and which received visa No. 16-438 from the AMF on September 20, 2016 (as amended and supplemented from time to time, the “Offer Document”). The Public Buy-Out Offer followed by a Squeeze-Out is being made only through the Offer Document.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE OFFER DOCUMENT AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT MAY FURNISHED OR FILE WITH THE SEC OR AMF WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PUBLIC BUY-OUT OFFER FOLLOWED BY A SQUEEZE-OUT.

The information contained in this stock exchange release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Offer Document and other documents referred to above, if furnished by Nokia or Alcatel-Lucent with the SEC, will be available free of charge at the SEC’s website (www.sec.gov).

Nokia and Alcatel-Lucent’s joint offer document (note d’information conjointe) which received from the AMF the visa No. 16-438 date September 20, 2016 and contains detailed information with regard to the Public Buy-Out Offer followed by a Squeeze-Out, as well as

Nokia’s and Alcatel-Lucent’s respective “other information” documents relating in particular to their legal, financial and accounting characteristics, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel-Lucent (www.alcatel-lucent.com).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal